ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 6, 2015	Harsha Pulluru
T +1 617 951 7291
F +1 617 235 0658
harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Initial Registration Statement on Form N-1A filed on December 10, 2014

Dear Ms. Rossotto:

On December 10, 2014, Baillie Gifford Funds (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) for the purpose of registering for public offer and sale the shares of certain series of the Trust (the “Funds” and each a “Fund”).  On January 9, 2015, you provided written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement.  On January 16, 2015, Christina Fettig, Senior Staff Accountant at the Commission, telephonically provided additional accounting comments regarding the Registration Statement.  On February 10, 2015, we further discussed your comments regarding the Registration Statement telephonically. We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, restated the comments, followed by the Trust’s responses, in the main body of text below.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in the next amendment to the Trust’s registration statement.

Prospectus

1.                                      On the Front Cover, please include an Amendment Number for the Trust’s registration under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust is currently registered under the 1940 Act, and last made a “POS-AMI” filing to update the 1940 Act-only registration statement on April 30, 2014, which was Amendment No. 18 under the 1940 Act.  The Funds have been actively sold to institutional investors on a private placement basis for over a decade, and new investments continue to be made on the Funds’ existing prospectus for private placement even while the Trust awaits the effectiveness of the Registration Statement. The purpose of the Registration Statement is to register the shares of the Funds under the 1933 Act, and the format and content of the offering documents included in the Registration Statement differ significantly from those of the documents in Amendment No. 18. Thus, the Registration Statement in its initial, preliminary and incomplete form was not intended to update or supplant Amendment No. 18, and as a result the Trust did not label the Registration Statement as Amendment No. 19.

In response to this comment and pursuant to our conversation March 5, 2015, however, the Trust will include a 1940 Act amendment number on the facing sheet of the next amendment to the Trust’s registration statement.  Because the Registration Statement would have been Amendment No. 19 under the 1940 Act had it included a 1940 Act amendment number, the next amendment to the Trust’s registration statement will be labeled as Amendment No. 20.

2.                                      In the bullets at the bottom of the Front Cover, please delete the reference to “July 31, 2014.”

Response: The requested change will be made.

Summaries of Key Information

3.                                      On page 1, in the fee table in Fees and Expenses, under “Shareholder Fees”, there is a line item referring to “Subscription Anti-Dilution Levy” and one referring to “Redemption Anti-Dilution Levy.” The terms currently used in the Table are neither permitted nor required by Form N-1A. Please conform the fee table here (and, as appropriate, to similar disclosure throughout the registration statement) to the table provided in Item 3 of Form N-1A. Furthermore, these terms are technical and not “Plain English,” as required by Item 3 of Form N-1A.

Response: In response to this comment, and pursuant to our discussions on February 10, 2015 and March 2, 2015, the Trust will revise the disclosure in the fee table as follows: The term “Subscription Anti-Dilution Levy” will be replaced with “Purchase Fee” and the term “Redemption Anti-Dilution Levy” will be replaced with “Redemption Fee.”

4.                                      Also on p. 1, in footnote (c) to the fee table, it states that “Class 5 shares were unfunded as of December 31, 2013”. Please confirm to us whether this Class remains unfunded.

Response: Class 5 shares were funded as of December 31, 2014. The relevant disclosure will be revised when the Trust updates its registration statement to include audited financial information for the fiscal year ending December 31, 2014.

5.                                      On p. 2, in Principal Investment Strategies, please disclose the market capitalization of the equity securities in which the Fund invests. Please also disclose each type of equity security the Fund invests in as a principal investment strategy (e.g., common stock, convertible securities, preferred shares, depositary receipts, etc.). In addition, the Fund discloses that it is permitted to use “currency hedging.” Please disclose here the types of securities the Fund may use to engage in this strategy, if use of these securities is a principal investment strategy of the Fund. Please include similar information for each Fund included in the registration statement.

Response:  While there is no limitation on the capitalization of the issuers in which each Fund may invest, the Funds do not specifically focus on or target investments in small- and/or medium capitalization issuers as a principal investment strategy. Under Principal Investment Strategies for each of the relevant Funds, the Trust will add the following disclosure in response to this comment: “The Fund may invest in stocks of any market capitalization.”

With regard to the types of equity securities in which a Fund invests as part of its principal strategies, the Trust will revise its disclosure as follows (new language underlined): “The Fund will seek to meet its objective through investments in an international portfolio of common stocks and other equity securities of issuers located in countries of developed and emerging markets.”

As to the references to “currency hedging” in certain Funds’ Principal Investment Strategies sections, the Trust will revise the disclosure as follows (new language underlined): “Currency hedging is permitted, at the discretion of the Manager, to attempt to preserve the Fund’s investments in U.S. dollar terms, and may include utilization of forward foreign currency transactions or other currency instruments, such as options.” In light of this change, the Trust will also revise its disclosure under Principal Risks — Currency and Hedging Risk in the disclosure pursuant to Item 4(b) of Form N-1A as follows (new language underlined): “In addition, hedging a foreign currency can have a negative effect on performance if the U.S. dollar declines in value relative to that currency or if the currency hedging is otherwise ineffective.”

6.                                      Beginning on page 2, in Principal Risks, for each type of security the Fund invests in as a principal investment strategy, please disclose any unique risks associated with that type of security in this section. For example, if appropriate, please include the risks associated with common stock, convertible securities, preferred shares, depositary receipts, as well as investment in the securities of small and mid-capitalization companies. If the Fund will invest in securities of unsponsored depositary receipts, please disclose the risks associated with those investments. Please also consider disclosing the risks associated with growth stocks, as this strategy is described in Principal Investment Strategies.

Response: The Registrant has reviewed the principal risks of investing in the Funds in light of how each Fund is managed in practice and has concluded that it contains appropriate disclosure regarding the unique risks associated with each type of security that it invests in.  The Registrant also notes that the Funds do not invest in securities of unsponsored depositary receipts.  As a result, the Trust does not intend to introduce additional disclosure in response to this comment.

7.                                      With regard to the disclosure in Performance, on page 4, in the table Average Annual total Returns for Periods Ended December 31, we have the following comments:

a.                                      The returns disclosed in the “Life of the Fund” show wide variations (e.g., 12.87% for Class 3 shares and 4.47% for Class 2 shares). However, for each class of shares, it is disclosed in footnotes to the table that “Performance for [Classes 1, 3 and 4 are] derived from the historical performance of Class 2 shares…” Given that each class’ returns are based on Class 2 share returns for the same time frame, please explain to us the discrepancy in the returns for the different shares classes. Please provide a similar explanation for return discrepancies in tables relating to each Fund in the registration statement.

Response: The referenced figures were included in error, and will be corrected.

b.                                      Please provide the Fund’s legal basis for using the returns of Class 2 shares (or other share classes) to show historical performance of different share classes.

Response: Because the International Equity Fund has annual returns beginning with the calendar year ending December 31, 2009, it is required to provide a risk/return bar chart and table for these years pursuant to Item 4(b)(2) of Form N-1A.  Only Class 2 shares of the Fund, however, were outstanding during the entirety of this period.  Classes 1, 3, and 4 were funded after Class 2, and as a result, the performance of these classes prior to their dates of inception is derived from the historical performance of Class 2 shares, in certain cases adjusted for the different shareholder service fee payable by each class. The shareholder service fee is the only fee or material expense that causes any difference between the various classes of the Funds.  Class 1 has a higher shareholder service fee than Class 2 shares, and as a result, the performance for Class 1 has been adjusted to reflect the higher shareholder service fee.  Classes 3 and 4 have lower shareholder service fees than Class 2 shares, but their performance has not been adjusted for the lower shareholder service fees, even though their returns would have been higher had they been adjusted. See Kidder, Peabody Equity Income Fund, Inc. (pub. avail. Nov. 1, 1991); IDS Financial Corp. (pub. avail. Dec. 19, 1994); The Managers Core Trust (pub. avail. Jan. 28, 1993); Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997). The Registrant believes that this method of calculating historical performance of different share classes is consistent with industry practice and SEC staff guidance.

c.                                       In the parenthetical following “Comparative Indexes”, please revise to state that the indexes “reflect no deduction for fees, expenses, or taxes”. See Item 4(b)(2) of Form N-1A.

Response: The requested change will be made.

d.                                      Please provide the narrative disclosure required by Item 4(b)(2)(iv)(C) of Form N-1A.

Response: The requested change will be made.

e.                                       Please update the Performance section to include performance information for the year ended December 31, 2014.

Response: The requested change will be made.

8.                                      In Management of the Fund, on page 4, in accordance with Item 5(b) of Form N-1A, please include each portfolio manager’s title.

Response: The requested change will be made.

9.                                      On page 15, in the fee table for The EAFE Pure Fund, footnote (c) states that “Other Expenses have been estimated for all share classes based on an estimated $50 million in assets”. Please explain to us the basis for the Fund’s use of $50 million here. Also, in regard to the fee waiver described in footnote (d), if the Manager will have an opportunity to recoup any costs waived, please disclose the terms of the recoupment here.  Footnote (d) also states that the fee waiver will expire on April 30, 2015.  If the fee waiver arrangement is not extended for a period of no less than one year from the effective date of the Funds’ registration statement per Instruction 3(e) to Item 3 of Form N-1A, please remove the footnote.  Finally, please disclose whether the exclusions from this fee wavier include acquired fund fees and expenses.

Response: The Trust respectfully submits that such disclosure is consistent with Instruction 6(a) to Item 3 of Form N-1A, which requires disclosure to the fee table which includes “a footnote to the table [stating] that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”  Although the shares of the Funds are being registered under the 1933 Act, the Fund is aimed at institutional investors and would seek a relatively large initial investment before commencing operations. The Registrant believes that $50 million in assets represents a reasonable estimation of the size of the Fund during its first year of operation. This estimated level of shareholder seeding is also consistent with initial investments into the other Funds that have already commenced operations. For example, the EAFE Pure Fund, which commenced investment operations on April 15, 2014, had $47.7 million in assets as of June 30, 2014. Furthermore, the Manger will not have an opportunity to recoup any amounts waived under the fee waiver described in footnote (d). The fee waiver arrangement will also be extended until April 30, 2016, and as a result will be in effect for a period of no less than one year from the effective date of the Funds’ registration statement per Instruction 3(e) to Item 3 of Form N-1A.  With regards to acquired fund fees and expenses, the Funds will not invest in shares of acquired funds, and as a result will not have any acquired fund fees and expenses.  As a result, acquired fund fees and expenses are not specifically excluded from the fee wavier described in footnote (d).

10.                               On page 17, under Performance, please disclose the narrative required under Item 4(b)(2)(i) of Form N-1A. As the Fund does not yet have performance data, please provide the narrative disclosure in accordance with Item 4, Instruction 1(b).

Response: On page 17 of the Prospectus, under Performance, the Registrant makes the following disclosure: “The Fund had not commenced operations as of December 31, 2013. Accordingly, performance data is not included.” The Trust respectfully submits that this disclosure is consistent with Item 4(b)(2)(i) and Item 4, Instruction 1(b).

11.                               On page 20, in the Example of Expenses section for the Emerging Markets Fund, please explain why the 5 year expense example for Classes 3, 4 and 5 discloses the same figure.

Response: The referenced expense examples were included in error, and will be corrected.

12.                               On page 20, in Principal Investment Strategies of the Emerging Markets Fund, please disclose how the Fund defines an emerging market country (or otherwise please describe the countries included in MSCI EM Index).

Response: The Trust will add the following disclosure under Principal Investment Strategies for the Emerging Markets Fund (new language underlined): “The Fund will invest in a diversified portfolio of exchange-traded securities issued by companies such as those located in countries contained in the MSCI EM Index, cash and cash equivalents. The MSCI EM Index includes large-,  mid-, and small-cap issuers from a variety of countries with markets that may be less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation.”

13.                               On page 24, in Principal Investment Strategies for the Emerging Markets Bond Fund, it states that “[u]nder normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds and other debt instruments… [emphasis added]”. As the Fund has the word “Bond” in its name, in accordance with rule 35d-1 under the Investment Company Act, it must invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds. Please define “bonds.” In addition, please disclose each type of debt instrument the Fund invests in as a principal investment strategy (i.e., what are the “other debt instruments” included in the 80% test?).

Response: Footnote 13 to the adopting release to Rule 35d-1 states that, as proposed, Rule 35d-1 “would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its asset in the indicated securities… We have modified this language to require that an investment company that suggests that the company focus its investments in a particular type of investment invest at least

80% of its assets in the indicated investments… [T]his would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket” (emphasis in original).  Consistent with the position of the Commission as indicated in this release, the Trust will add the following disclosure clarifying the 80% test: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in bonds and other debt instruments that have economic characteristics similar to bonds that are issued by borrowers located in emerging market countries or that are denominated in the currencies of emerging market countries.”

With respect to disclosing which other debt instruments are included within the 80% test, the Trust respectfully observes that under Principal Investment Strategies, the types of derivatives in which the Fund may invest are listed as follows: “The derivatives the Fund may invest in include interest rate swaps, currency and cross currency swaps, inflation swaps, bond futures, interest rate futures, and deliverable and non-deliverable currency forwards.”

14.                               Also in Principal Investment Strategies, please disclose the credit quality of the bonds the Fund invests in. In particular, please disclose that the Fund invests in below investment grade securities and that these are referred to as “junk bonds” (please also reference “junk bonds” in Principal Risks, Credit Risk when discussing below investment grade securities). In Principal Investment Strategies, please also disclose the maturity and duration of the Fund’s debt portfolio.

Response:  The Trust will revise the disclosure as follows (new language underlined): “The Fund will invest primarily in bonds and other debt instruments issued by sovereign, supranational, public sector and/or corporate issuers in emerging markets and may invest in bonds of any credit quality, maturity or duration.”

With regard to disclosing that below investment grade securities are referred to as “junk bonds”, the Trust respectfully observes that the Prospectus includes the following disclosure under Principal Risks, Credit Risk: “Credit risk is particularly pronounced for instruments rated below investment grade (also known as “high yield” or “junk” bonds).”

15.                               On page 25, in Principal Risks, Derivatives Risk, please tailor the disclosure of derivatives risks to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response: As the Fund’s intended use of derivatives is limited in scope and does not constitute a principal investment strategy of the Fund, the Trust does not believe it would be appropriate to further emphasize derivatives in the Principal Risks section.  In addition, the disclosure under Principal Investment Strategies for this Fund states that “[d]erivatives may be used from time to time in keeping with the Fund’s objective, typically with the intention of altering the Fund’s currency or market exposure and either enhancing or protecting the return on the Fund. The derivatives the Fund may invest in include interest rate swaps, currency and cross currency swaps, inflation swaps, bond futures, interest rate futures, and deliverable and non-deliverable currency forwards.”  The Trust respectfully submits that this disclosure is consistent with that called for by the July 30, 2010 letter, in which Mr. Miller emphasized that “principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” (Page 4).  Further, Derivatives Risk, Counterparty and Third Party Risk, and Over-the-Counter Risk are listed as a Principal Risks of the Fund, and such disclosure adequately addresses the risks associated with the types of instruments in which the Fund may invest.  Accordingly, the Trust respectfully submits that the current disclosure adequately addresses the use of derivatives, and no additional disclosure is intended in response to this comment.

16.                               On page 32, in the Example of Expenses section of the Long Term Global Growth Equity Fund, please include 5 and 10 year expense examples in addition to the 1 and 3 year examples that are provided.

Response: As the Fund commenced operations on June 10, 2014, the requested change will be made once the Registration Statement is updated to include financial statements for the period ended December 31, 2014.

17.                               On page 32, in Principal Investment Strategies of the Long Term Global Growth Equity Fund, it states that “the Fund will ordinarily invest in securities of issuers located in at least six different countries”. In addition, with respect to the requirements under Investment Company Act rule 35d-1, please explain to us how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., the Fund may represent that under normal market conditions, in addition to investing in at least six different countries, it will invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.). See Investment Company Names, Investment Company Act Rel. No. 24828 at n. 42, Jan. 17, 2001 (http://www.sec.gov/rules/final/ic-24828.htm).

Response: According to a letter from the Investment Company Institute regarding Staff comments on fund names that include the terms “international” and “global” published June 4, 2012, such funds should “expressly describe how the fund will invest its assets investments that are tied economically to a number of countries throughout the world” and, to meet that requirement, “[s]tatements to the effect that the fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.”  Consistent with the position of the Commission as indicated in that letter, the Trust will revise the relevant disclosure as follows (new language underlined): “the

Fund will ordinarily invest in securities of issuers located in at least six different countries, and will invest primarily in companies located in non-U.S. countries.”

18.                               Also on page 32, in Principal Investment Strategies, it states that “the Fund is a nondiversified fund… “ It then states that “[a]lthough the Fund seeks to diversify across sectors and industries… [emphasis added].” As the Fund is non-diversified, in order to avoid confusion, please omit the word “diversify” here, or otherwise replace it with a different term, as appropriate.

Response: The relevant disclosure will be revised as follows (new language underlined; deleted language in strikethrough): “[a]lthough the Fund seeks to ~~diversify~~ invest across a broad spectrum of sectors and industries…”

19. On page 38, immediately following Taxes, please provide the disclosure required by Item 8 of Form N-1A, unless neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response:  Neither the Funds nor any of their related companies pay financial intermediaries for the sale of Fund shares or related services. As a result, no additional disclosure is intended in response to this comment.

Investment Objectives and Policies

20.                               On page 39, it states that “the investment objectives and policies [of the Funds] are nonfundamental and may be changed by the trustees of the Trust without shareholder approval.” If a Fund will provide shareholders notice of changes in the Fund’s objective, please disclose.

Response:  The Trust will provide shareholders of a Fund 30 days’ notice of any changes to such Fund’s investment objectives.  Disclosure to this effect will be included in the Prospectus.

Primary Investment Risks

21.                               On page 51, in Emerging Market Risk, in the second paragraph, it states that “[t]he Emerging Markets Fund and Emerging Markets Bond Fund will generally invest almost exclusively in [emerging] markets.” Please consider including additional risk disclosure of emerging market investment in the Summary Prospectus for these two funds. Additionally, the following sentence states that [t]he Emerging Markets Fund and The Emerging Markets Bond Fund may concentrate their investments in particular regions. As these funds are not “concentrated,” as that term is defined under the Investment Company Act, please replace the word “concentrated” here with an appropriate term to avoid confusion regarding the Funds’ concentration policies.

Response: The Trust observes that within each Fund’s Summaries of Key Information — Principal Risks is included the following disclosure: “Foreign Investment Risk and Emerging Markets Risk — Foreign securities, and, in particular, emerging markets securities, are subject to additional risks, including less liquidity, increased volatility, less transparency, withholding taxes, increased vulnerability to adverse changes in local and global economic conditions, less regulation, and possible fluctuation in value due to adverse political conditions. Foreign portfolio transactions generally involve higher commission rates, transfer taxes, and custodial costs than similar transactions in the U.S. These and other risks (e.g., nationalization, expropriation or other confiscation of assets of foreign issuers) tend to be greater for investments in companies tied economically to emerging countries.” The Trust respectfully submits that this disclosure adequately discloses emerging markets risk, and no additional disclosure is intended in response to this comment. With respect to the use of the term “concentrated,” the Trust will make the following revision (new language underlined; deleted language in strikethrough): “The Emerging Markets Fund and The Emerging Markets Bond Fund may ~~concentrate~~ focus their investments in particular regions…”

Shares

22.                               Beginning at the top of page 66, in Purchase of Shares, there is a discussion of the imposition of a “subscription anti-dilution levy” on share purchases. In accordance with Comment #3 above, please explain the meaning of this term in Plain English. Please provide a similar explanation of the term “redemption anti-dilution levy” on page 70 in Redemption of Shares.

Response: Please see response to Comment #3 above.

23.                               Also on page 70, in Redemption of Shares, it states that “[t]hese redemption anti-dilution levies are subject to change upon action by the Board of Trustees of the Trust. Shareholders will receive notice of any action by the Board of Trustees to change the redemption anti-dilution levies imposed by the Funds.” Will shareholders receive prior notice of a change in these fees? If so, disclose.

Response: While the Trust and the Adviser may in practice opt to provide advance notice to shareholders of a change to those fees on purchases and redemptions, they will consider the form and timing of notice on a case by case basis and hence are not undertaking to give any particular notice in advance. Hence the Trust believes the current disclosure is adequate.

Financial Highlights

24.                               On page 86, in the Financial Highlights section, please incorporate by reference the Funds’ semi-annual report for the period ended June 30, 2014.

Response: Because the Funds’ annual report to shareholders for the year ended December 31, 2015 is now available, the Registrant is no longer required to incorporate by reference the semi-annual report for the period ended June 30, 2014.  In the next amendment to the Registration Statement, the Funds will, however, incorporate by reference the annual report for the period ended December 31, 2014, and will also update the Financial Highlights section and other financial information to include figures from the 2014 fiscal year.

Statement of Additional Information

25.                               On page 2, in the description of the Funds’ concentration policy, it states that “[t]he Securities and Exchange Commission (“SEC”) takes the position that government securities of a single foreign country (including agencies and instrumentalities of such government, to the extent such obligations are backed by the assets and revenues of such government) are a separate industry for these purposes [emphasis added].” Please explain to us the Funds’ intention in including this disclosure. If a Fund intends to invest over 25% of its net assets in the sovereign debt of a single foreign country, that fact should be disclosed.

Response: The Trust respectfully submits that this disclosure clarifies the meaning of “industry” as it is used in the disclosure of the Funds’ concentration policy. Given that investors might not know whether sovereign debt is part of any “industry,” this disclosure clarifies the interpretation on that point. Furthermore, while none of the Funds intends to invest over 25% of its net assets in the sovereign debt of a single foreign country, this disclosure is intended to clarify that, for the purposes of the concentration policy, investments of 25% or more of a Funds’ net assets in the foreign debt of several countries would not violate the Funds’ industry concentration policy.

26.                               Please confirm that the fee waiver agreements by the Manager will be included as an Exhibit.

Response: The Trust confirms that the fee waiver agreements will be included as an Exhibit in a subsequent registration statement filing.

27.                               Please confirm that an auditor’s consent will be included as an Exhibit in a subsequent registration statement filing.

Response: The Trust confirms that an auditor’s consent will be included as an Exhibit in a subsequent registration statement filing.

Very truly yours,

/s/ Harsha Pulluru
Harsha Pulluru

cc:                                Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.